UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	___________________________
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SEC FILE NUMBER
001-11852
___________________________
CUSIP NUMBER
421946104

Commission File Number 001-11852

(Check One):	☒Form 10-K	☐Form 20-F	☐Form 11-K	☐Form 10-Q	☐Form N-SAR	☐Form N-CSR

For Period Ended: December 31, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: ___________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Healthcare Realty Trust Incorporated

Full Name of Registrant

Former Name if Applicable

3310 West End Avenue, Suite 700

Address of Principal Executive Office (Street and Number)

Nashville, Tennessee 37203

City, State and Zip Code

PART II — RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

        State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        Healthcare Realty Trust Incorporated (the “Company”) hereby requests an extension of time to file its Annual Report on Form 10-K for the period ended December 31, 2004. The extension is needed to allow the Company and its predecessor auditor sufficient time to evaluate and assess certain matters raised by the Company’s current auditor, KPMG LLP, related to the accounting treatment of two items in the Company’s 2004 and prior years’ financial statements. KPMG LLP did not take a position on these matters until March 10, 2005, although the present accounting treatment of the two items has been consistently applied since these matters originated and over the ensuing years, including 2004.

        The first item relates to the accounting for one category of development costs. The Company is analyzing the impact, by accounting period, of adjusting the accounting related to the category of development cost, including the impact on other accounts, to determine if differences are material to any accounting period and whether any adjustments to prior year financial statements are appropriate.

        The second item relates to the method by which the Company has accounted for the amounts receivable from one former operator over a period of several years. The current auditor has asserted that SFAS 114 requires that only the contractual obligor may be considered in assessing the collectibility of the receivable, not a successor obligor. Accordingly the Company is examining the facts and circumstances for the applicable accounting periods to determine whether, and to what extent, the accounting would have been different, if sources other than the contractual obligor are not considered. The Company fully expects the account at issue to be paid by a party other than the original obligor.

        The Company does not believe that the adjustments, which could result in a restatement of prior year financial statements, will have a material impact on the financial statements for any year, including 2004. However, the disposition of these matters will not conclude until the Company and its predecessor auditor have completed their evaluations. To date, the Company has not identified any material weaknesses in its internal controls over financial reporting.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Scott W. Holmes	(615) 269-8175

(Name)	(Area Code)(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
	☒ Yes	☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
	☒ Yes	☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company began its analysis of these matters immediately upon learning of them and is working to complete its review of these matters and to quantify the impact of any adjustments to the prior periods, and to assess the materiality thereof. The Company is not in a position to state the outcome at this time. Preliminary analyses indicate that the amounts involved will not be material to any prior year, but if not adjusted in the prior years, the cumulative effect could be material to the current year.

Healthcare Realty Trust Incorporated

(Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2005	By:	/s/ Scott W. Holmes
Scott W. Holmes

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.